NO ACT

PE
7-9-09

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

[redacted]

09012346

Received SEC

SEP 04 2009

Washington, DC 20549

September 4, 2009

Patrick J. Leddy
Jones Day
North Point
901 Lakeside Avenue
Cleveland, OH 44114-1190

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 9/4/09

Re: Parker-Hannifin Corporation
Incoming letter dated July 9, 2009

Dear Mr. Leddy:

This is in response to your letter dated July 9, 2009 concerning the shareholder proposal submitted to Parker by the United Brotherhood of Carpenters Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerelv.

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Douglas J. McCarron
Fund Chairman
United Brotherhood of Carpenters Pension Fund
101 Constitution Avenue, N.W.
Washington, DC 20001

September 4, 2009

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Parker-Hannifin Corporation
Incoming letter dated July 9, 2009

The proposals request that the board of directors institute a Triennial Executive Pay Vote program with three parts. The first two parts relate to shareholder votes on executive compensation at every third annual shareholder meeting. The third part relates to a discussion forum on executive compensation policies and practices.

There appears to be some basis for your view that Parker may exclude the proposals under rule 14a-8(f) because the proponent exceeded the one-proposal limitation in rule 14a-8(c). In arriving at this position, the staff particularly notes that the third part of the proposed program involves a separate and distinct matter from the shareholder votes requested by the first and second parts of the proposed program. Accordingly, we will not recommend enforcement action to the Commission if Parker omits the proposals from its proxy materials in reliance on rules 14a-8(c) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Parker relies.

Sincerely,

Gregory S. Belliston
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114-1190
TELEPHONE: 216-586-3939 • FACSIMILE: 216-579-0212

(216) 586-7290
pjleddy@jonesday.com

July 9, 2009

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington DC 20549

Re: *Parker-Hannifin Corporation*
Shareholder Proposals of the United Brotherhood of Carpenters Pension Fund
Securities Exchange Act of 1934 — Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Parker-Hannifin Corporation, an Ohio corporation (the "***Company***"), intends to exclude from its proxy statement and form of proxy (the "***2009 Proxy Materials***") for its 2009 Annual Meeting of Shareholders the shareholder proposals and supporting statement (the "***Proposals***") submitted on behalf of the United Brotherhood of Carpenters Pension Fund (the "***Proponent***").

Attached hereto as Exhibit A are copies of: (1) the facsimile cover page and cover letter from Edward J. Durkin on behalf of the Proponent, dated April 28, 2009, submitting the Proposals (the "***Proponent's Letter***"); (2) the Proposals themselves; and (3) a letter received by the Company providing verification of the Proponent's beneficial ownership of the Company's common stock (the "***Verification Letter***"). A copy of the Company's notification to the Proponent by facsimile of eligibility and procedural deficiencies with respect to the Proponent's Letter and the Proposals (the "***Deficiency Letter***") and related documentation are attached hereto as Exhibit B. In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("***SLB 14D***"), this letter and its exhibits are being emailed to the staff of the Division of Corporation Finance (the "***Staff***") at shareholderproposals@sec.gov. The Company intends to commence distribution of its definitive 2009 Proxy Materials on or about September 28, 2009. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2009 Proxy Materials with the Securities and Exchange Commission (the "***Commission***").

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent as notice of the Company's intent to exclude the Proposals from the 2009 Proxy Materials. Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Staff. If the Proponent elects to submit correspondence to the Staff with respect to the Proposals, we hereby request that the Proponent concurrently furnish the undersigned with a copy of that correspondence on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSALS

The Proposals are presented as a single proposal, in the form of a resolution titled "Triennial Executive Pay Vote Shareholder Proposal," to be adopted by the Company's shareholders with respect to:

1. A triennial executive pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on an advisory resolution, proposed by management, to approve the compensation of the Company's Named Executive Officers ("NEOs"), as described and disclosed in the Company's proxy statement;

2. A triennial executive pay vote ballot that, in addition to allowing shareholders to vote to approve or disapprove the overall compensation plan for the NEOs, affords shareholders an opportunity to register their approval or disapproval on three key components of the NEOs' compensation: (1) the annual incentive plan, (2) the long-term incentive plan(s), and (3) post-employment benefits, such as retirement, severance, and change-of-control benefits; and

3. A forum conducted by the compensation committee on at least a triennial basis via webcast or alternative means that affords compensation committee members an opportunity to discuss senior executive compensation policies and practices, and also allows shareholders to directly comment on and ask questions regarding these policies and practices.

BASIS FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Company may exclude the Proposals from its 2009 Proxy Materials pursuant to:

- Rule 14a-8(c) and Rule 14a-8(f)(1) because the Proponent has exceeded the one-proposal limit under Rule 14a-8(c) and has not adequately corrected such deficiency after receiving notice of such deficiency under Rule 14a-8(f)(1);

- Rule 14a-8(i)(3) because the Proposals are contrary to Rule 14a-4(a)(3); and

- Rule 14a-8(i)(3) because the Proposals are impermissibly vague and indefinite so as to be inherently misleading.

BACKGROUND

The Company received the Proponent's Letter and the Proposals by facsimile on April 28, 2009. Although presented in the form of one shareholder resolution with three separate features, the Proposals represent two distinct and separate proposals for inclusion in the 2009 Proxy Materials, as further discussed below. Further, the Proponent's Letter did not include any verification of the stock ownership reported for the Proponent in the Proponent's Letter, but the Proponent's Letter provided that the record holder of the stock would provide appropriate verification of the Proponent's beneficial ownership by separate letter. The Company had not received such separate verification as of May 11, 2009.

On May 11, 2009, within 14 days of the Company's receipt of the Proponent's Letter, the Company sent the Deficiency Letter to the Proponent by facsimile. The Deficiency Letter notified the Proponent of the following eligibility and procedural deficiencies with respect to the Proponent's Letter and the Proposals: (1) the Proponent had failed to provide verification of requisite stock ownership under Rule 14a-8(b); and (2) the Proponent had submitted more than one proposal in violation of the one-proposal limit under Rule 14a-8(c). The Deficiency Letter further informed the Proponent that if it did not correct the foregoing eligibility and procedural deficiencies within 14 calendar days after it received the Deficiency Letter, the Company may seek to exclude the Proposals from the 2009 Proxy Materials. The Company received the Verification Letter by facsimile on May 13, 2009, but the Proponent has not otherwise responded to the Deficiency Letter or corrected the procedural deficiency under Rule 14a-8(c).

ANALYSIS

The Company May Exclude the Proposals Under Rule 14a-8(f)(1) Because the Proponent Has Exceeded the One-Proposal Limit Under Rule 14a-8(c) and Has Not Adequately Corrected Such Deficiency After Receiving Notice of Such Deficiency Under Rule 14a-8(f)(1)

Rule 14a-8(f)(1) permits a company to exclude a shareholder proposal from the company's proxy materials if a shareholder proponent fails to comply with the eligibility or procedural requirements under Rule 14a-8, provided that the company has timely notified the proponent of any eligibility or procedural deficiencies and the proponent has failed to correct such deficiencies within 14 days of receipt of such notice. Rule 14a-8(c) provides that a shareholder "may submit no more than one proposal to a company for a particular shareholders' meeting." Relying on those rules, the Staff has consistently taken the position that a company may exclude a shareholder proposal when a shareholder submits more than one proposal and does not timely reduce the number of submitted proposals to one following receipt of a deficiency notice from the company. *See, e.g., Torotel, Inc.* (November 1, 2006) (company permitted to exclude a proposal with multiple components in reliance on Rule 14a-8(c)); *Bob Evans Farms, Inc.* (May 31, 2001) (company permitted to exclude multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)); and *IGEN International, Inc.* (July 3, 2000) (company permitted to exclude multiple proposals in reliance on Rules 14a-8(c) and 14a-8(f)).

The one-proposal limitation applies to proponents who submit multiple proposals as separate submissions and, as is the case with the Proposals, to proponents who submit multiple proposals as elements or components of a single submission. The Proposals purport to be a single submission consisting of three separate features; however, the first two features are clearly interconnected while the third feature is distinct and separate. The first two features of the Proposals, if implemented, would operate hand-in-hand to have the board of directors establish a shareholder advisory vote[1] to present at its annual meeting of shareholders on a triennial basis (i) to approve or disapprove the compensation actually paid by the Company to its named executive officers as described and disclosed in the Company's proxy statement and (ii) to approve or disapprove the three "key" components (described by the Proponent as the annual incentive plan, the long-term incentive plan(s) and post-employment benefits) of the named executive officers' compensation (collectively, the "***Say on Pay Vote***"). The Say on Pay Vote focuses exclusively on the vote with respect to the compensation of the named executive officers.

Implementation of these two features is essentially the same — on a triennial basis, management would have to prepare a Say on Pay Vote proposal for the Company's proxy materials and present the proposal at its annual meeting of shareholders, the Board would likely make a recommendation as to the Say on Pay Vote, and the Company would have to tabulate the results of the Say on Pay Vote.

If implemented, the third feature of the Proposals, which is really a distinct and separate proposal, would have the board of directors establish a shareholder communication forum with the compensation committee to be held at least once every three years (the "***Shareholder Forum***"). Obviously, the Shareholder Forum does not relate to or involve a formal advisory vote on the compensation actually paid by the Company to its named executive officers. Moreover, as further evidence of the distinct and separate nature of the third feature, implementation of the Shareholder Forum would require completely distinct and separate actions by the Company than those required to implement the Say on Pay Vote. The Shareholder Forum would not be a proposal in the Company's proxy materials, it would not be presented for a vote at the annual meeting of shareholders, the Board would not make any sort of recommendation,

---

[1] As discussed further below beginning on page nine, there is some ambiguity in the wording of the second feature of the Proposals that might cause shareholders to think that it is more than just an advisory vote, and instead a vote that has binding effect on the Company (and thus on the compensation previously paid to the named executive officers). For purposes of this discussion with respect to the one-proposal limit under Rule 14a-8(c), however, the Company assumes that the second feature is an advisory vote proposal.

and because it does not involve the voting of shareholders, the Shareholder Forum would not require any tabulation of votes by the Company. Moreover, the timing of the Shareholder Forum is different, *i.e.*, "at least" on a triennial basis compared to a strict triennial basis. Thus, the Shareholder Forum feature is clearly a distinct and separate proposal from the Say on Pay Vote proposal.

Staff no-action letter precedent indicates that the test for whether a single submission with multiple elements and components (such as the Proposals) actually constitutes more than one proposal is whether the elements or components of the proposal are closely related and essential to a single well-defined unifying concept. *See Pacific Enterprises* (February 19, 1998) (Staff found some basis for the company's exclusion of a single submission related to six matters when the company argued that the elements failed to constitute "closely related elements and essential components of a single well-defined unitary concept necessary to comprise a single shareholder proposal"); *see also, e.g., General Motors Corporation* (April 9, 2007) (Staff found some basis for the company's exclusion of a single submission under Rule 14a-8(c) when the company argued that the proposal included several distinct steps to restructure the company and were not so closely related to comprise a single proposal).

Even where multiple elements or components of a proposal relate to some general or central topic, a proposal that contemplates a variety of loosely related actions may be excludable as multiple proposals under Rule 14a-8(c). *See, e.g., General Motors Corporation* (April 9, 2007); *HealthSouth Corporation* (March 28, 2006) (Staff found some basis for the company's exclusion of a proposal regarding amendments to the company's bylaws related to Board membership that included proposal on the number of directors serving on the board and to vacancies on the board); *Compuware Corporation* (July 3, 2003) (Staff found some basis for the company's exclusion of proposal to improve overall efficiency and operations of company that included features requiring the reimbursement of life insurance premiums, use of a competitive bidding system for printing contracts, the termination of a specific contract, the chief executive officer to devote all of his time to increasing sales and profitability, the filing of a Form 8-K for certain events and the release of an announcement when officers and directors plan to sell or transfer shares); *Fotoball USA, Inc.* (May 6, 1997) (Staff found some basis for the company's exclusion of a proposal regarding requests for directors which included minimum share ownership for directors, that directors be paid in shares or options and that non-employee directors perform no other services for the company for compensation).

As conveyed by the title of the Proposals ("Triennial Executive Pay Vote Shareholder Proposal"), the single well-defined unifying concept for the Proposals is a triennial advisory vote to approve or disapprove the Company's pay packages for its named executive officers as described and disclosed in the Company's proxy statement, including a triennial advisory vote on the so-called three key components of executive compensation. These two features are closely related and essential to a single well-defined unifying concept – the triennial advisory vote – because both features:

- are designed specifically to operate on a triennial basis;
- focus specifically on the amounts and terms of the pay packages awarded to the named executive officers as described and disclosed in the Company's proxy statement; and
- give shareholders an actual vote, albeit advisory in nature, in the annual meeting process to approve or disapprove the amounts and terms of Company's pay packages for its named executive officers as described and disclosed in the Company's proxy statement.

The Shareholder Forum, on the other hand, is not closely related or essential to the single well-defined unifying concept – the triennial advisory vote. First, even if the Shareholder Forum was not implemented, shareholders would still be able to cast a triennial advisory vote if the Say on Pay Vote was approved by shareholders and implemented. Second, the Shareholder Forum feature does not operate exclusively on a triennial basis. By their terms, the Proposals indicate that the Shareholder Forum should be held *at least* once every three years, which distinguishes it from the fixed triennial Say on Pay Vote. Third, by the terms of the Proposals, the Shareholder Forum is designed to focus on the topic of senior executive compensation policies and practices, which is much broader than the focus of the Say on Pay Vote (*i.e.*, the actual amount of compensation paid to named executive officers described and disclosed in the Company's proxy statement). Fourth, the Proposals do not specifically require the Shareholder Forum to be held in conjunction with the Say on Pay Vote. Under the terms of the Proposals, the Shareholder Forum could be held on a date well after the Say on Pay Vote, in which case the Shareholder Forum would likely be of little or no value to shareholders attempting to gather information to help them cast an informed Say on Pay Vote. Moreover, the Shareholder Forum could be held during a year in which no Say on Pay Vote is held, which further highlights the lack of a close relation or essential connection between the Say on Pay Vote and the Shareholder Forum. If the Shareholder Forum is not intended to inform shareholders for the Say on Pay Vote, then that seems to clearly indicate that it is a distinct and separate proposal not closely related or essential to the triennial advisory Say on Pay Vote. Finally, even in the absence of the Shareholder Forum, shareholders still have means to gather information to help them cast an informed Say on Pay Vote by communicating with the board of directors through the shareholder communication process described in the Company's annual proxy statement. If a Shareholder Forum, as a general matter, is desired by the shareholders, they should be given the opportunity to vote on it as a distinct and separate matter. Say on Pay Vote proposals have become very common. However, the Proponent should not be able to use a classic Say on Pay Vote proposal to include a distinct and separate proposal, especially when such proposal is not closely related or essential to the triennial advisory Say on Pay Vote.

In certain instances where multiple proposals or multiple elements or components of a proposal related to limiting or reducing executive compensation, the Staff has determined that the multiple proposals or components were sufficiently related to a single concept of executive compensation so as to satisfy Rule 14a-8(c). *See, e.g.*, *AT&T Wireless Services, Inc.* (February

11, 2004) (Staff unable to concur that a proposal including features to limit the chief executive officer's salary, limit annual bonuses, restrict the form and amount of long-term equity compensation, limit severance payments and require further disclosure of the executive compensation plan represented more than one proposal); *Ferrofluidics Corporation* (September 18, 1992) (Staff unable to concur that a proposal including features to limit each executive's total base compensation to $400,000 per year, limit each executive's incentive compensation to 5% of the company's annual pre-tax profit in excess of $1,000,000, prohibit certain loans to executives, limit fiscal year grants of stock purchase warrants to any executive to 1% of the company's issued and outstanding shares, and impose additional restrictions and limitations on such stock purchase warrants represented more than one proposal).

However, these no-action letters do not support the proposition that proposals broadly related to the subject of "executive compensation" satisfy the closely related and essential, single well-defined unifying concept requirement. Executive compensation is too general of a topic to constitute a single well-defined unifying concept for both the Say on Pay Vote and Shareholder Forum components of the Proposals. In the Staff's no-action precedents described in the immediately preceding paragraph, the multiple components or proposals were closely related and essential to a single concept involving executive compensation: limiting or reducing the compensation paid to the company's executives or directors. The Say on Pay Vote is such a concept. However, as described above, the Shareholder Forum relates to a distinct and separate concept with a different purpose, a different manner of implementation, different characteristics and different timing than the Say on Pay Vote.

The Company believes that the Say on Pay Vote and Shareholder Forum components of the Proposals are not closely related and essential to the same single unifying concept — a triennial advisory vote — and therefore constitute distinct and separate proposals. Because the Proponent has exceeded the one-proposal limit and failed to timely cure this deficiency, the Company believes that the Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(f)(1) and Rule 14a-8(c).

The Company May Exclude the Proposals Under Rule 14a-8(i)(3) Because the Proposals are Contrary to Rule 14a-4(a)(3)

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal "[i]f the proposal or supporting statement is contrary to any of the Commission's proxy rules...." The Company believes that it may properly exclude the Proposals from the 2009 Proxy Materials because they are inconsistent with the "unbundling" concept underlying Rule 14a-4(a)(3) in that they present an "electoral tying arrangement" that the Commission seeks to prohibit under the proxy rules.

Rule 14a-4(a)(3) requires that each form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders." *See also* Exchange Act Release No. 31326 (October 16, 1992). The Commission has explained in the rulemaking history of Rule 14a-4(a)(3) that the rule "prohibits electoral tying arrangements that restrict shareholder voting choices on matters put before shareholders for approval." *Id.* In Staff comment letter precedent, the Staff has explicitly required issuers to "unbundle" multiple proposals relating to compensation matters pursuant to Rule 14a-4(a)(3). *See, e.g., Daleco Resources Corporation* (SEC comment letter, February 8, 2006) (Staff requested that an issuer unbundle a purported single proposal relating to approval of stock awards by requiring issuer to present two separate proposals, one seeking ratification of prior stock awards and the second requiring approval of future grants of stock awards).

As discussed above, although the Proposals were drafted in an attempt to satisfy the "single proposal" rules, they in fact seek a single shareholder vote on two fundamentally distinct and separate concepts: (i) a triennial advisory vote to approve or disapprove on the amounts and terms of the Company's pay packages for its named executive officers as described and disclosed in the Company's proxy statement, including a triennial advisory vote on the so-called three key components of executive compensation, and (ii) a shareholder communications forum. The Proposals present exactly the kind of "electoral tying arrangement" the Commission wishes to prohibit because the Proponent seeks to have shareholders vote to approve, disapprove or abstain from voting on the Say on Pay Vote proposal and the Shareholder Forum proposal together, although some shareholders may be in favor of one proposal or the other, but not both. Shareholders should have the opportunity to vote separately on proposals such as the Say on Pay Vote proposal and the Shareholder Forum proposal, especially because these distinct and separate proposals have different purposes, different manners of implementation, different characteristics and different timing.

To the extent that the Proposals seek a single vote to ratify the Say on Pay Vote and the Shareholder Forum, they constitute an "electoral tying arrangement" or bundling of these separate matters in a single proposal, and therefore restrict shareholder voting choices contrary to Rule 14a-4(a)(3). For these reasons, the Company believes that the Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposals are contrary to Rule 14a-4(a)(3).

The Company May Exclude the Proposals Under Rule 14a-8(i)(3) Because the Proposals are Impermissibly Vague and Indefinite so as to be Inherently Misleading

Rule 14a-8(i)(3) permits a company to exclude a shareholder proposal if "the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has taken the position that vague and indefinite shareholder proposals are inherently misleading and may be excluded under Rule 14a-8(i)(3) if "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonably certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (September 15, 2004); *see also, e.g., Wyeth* (March 19, 2009) (Staff found some basis for the company's excluding a proposal where the company argued the proposal failed to adequately describe an applicable director independence standard).

Additionally, the Staff on numerous occasions has supported the position that a shareholder proposal may be sufficiently misleading so as to justify exclusion where the company and shareholders could interpret the proposal differently so that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by stockholders voting on the proposal." *Fuqua Industries, Inc.* (March 12, 1991); *see also, e.g.*, *Occidental Petroleum Corporation* (February 11, 1991); *Southeast Banking Corporation* (February 8, 1982); *Wyeth* (March 19, 2009); *The Boeing Corporation* (February 10, 2004); *Pfizer Inc.* (January 29, 2008); *Capital One Financial Corporation* (February 7, 2003).

The first and second features of the Proposals purport to request that the Company implement an advisory vote on named executive officer compensation that is not binding on the Company. Shareholders who read the Proposals, however, may not clearly understand that the requested Say on Pay Vote is to be advisory in nature. Language in the second feature ("...allowing shareholders to vote to approve or disapprove the overall compensation plan for the NEOs...") and the accompanying supporting statement ("...by allowing shareholders to vote separately on important components of the plan, most importantly the annual and long-term incentive plans and post-employment plan components...") may be confusing to shareholders because it implies that shareholders are not just providing an advisory vote, but are actually voting to approve or disapprove the executive compensation paid to the named executive officers described and disclosed in the Company's proxy statement. In fact, the Proposals only use the term "advisory" twice in describing the three features, and nowhere in the Proposals does the Proponent clearly explain to shareholders that the results of the Say on Pay Vote will not be binding on the Company and that the Company will not be required to take any action as a result of the Say on Pay Vote. Shareholders may easily be confused by the wording of the Proposals and mistakenly believe that, in voting in support of the Proposals, they are giving themselves real authority to actually approve or reject the pay packages provided to the Company's named executive officers, which is not the case.

The Shareholder Forum feature of the Proposals is also sufficiently misleading so that it should be excluded under Rule 14a-8(i)(3). As currently drafted, the Shareholder Forum feature lacks sufficient detail to inform shareholders as to exactly how the proposed Shareholder Forum would be implemented and operate. For example, shareholders voting on the Proposals may anticipate that, if implemented, each Shareholder Forum would be conducted during the weeks or months leading up to the Say on Pay Vote in order to allow them to gather information and cast an informed Say on Pay Vote. As currently drafted, however, the Proposals would give the Company latitude to schedule the Shareholder Forum for any time during the triennial period, and as discussed above, the Shareholder Forum could be held after the Say on Pay Vote or during a year in which there is no Say on Pay Vote. Consequently, shareholders may be misled by the wording of the Proposals and vote to approve the Proposals because they think that the Shareholder Forum operates in conjunction with the Say on Pay Vote.

In addition, the Proposals do not indicate any key details about the Shareholder Forum (including its duration, whether the compensation committee could reject shareholder questions, whether a written record of the proceeding will be made, etc.) and how it would operate. Without describing the structure for the Shareholder Forum, the Proposals are too vague to allow voting shareholders and the Company to reasonably understand how the Shareholder Forum will be implemented and operated, if approved. In that situation, the actual operation of the Shareholder Forum could be significantly different from that envisioned by shareholders when voting on the Proposals. In these ways, the Company and shareholders may interpret the Proposals in fundamentally different ways such that the Company's actual means of implementing and operating the Shareholder Forum (if at all) would be significantly different from that envisioned by shareholders when voting in favor of the Proposals. As a result, the Company believes that the Proposals may be excluded from the 2009 Proxy Materials because, pursuant to Rule 14a-8(i)(3), the Proposals are impermissibly misleading as a result of their vague and indefinite nature.

CONCLUSION

For the reasons stated above, the Company believes that the Proposals may be excluded from the 2009 Proxy Materials pursuant to Rule 14a-8(c), Rule 14a-8(f)(1) and Rule 14a-8(i)(3). Accordingly, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals in their entirety from the 2009 Proxy Materials.

We would be happy to provide you with any additional information or answer any questions that you may have regarding this subject. Please do not hesitate to contact me at (216) 586-7290 or Joseph R. Leonti, Parker-Hannifin's Associate General Counsel, at (216) 896-2887 if we can be of any further assistance in this matter.

Very truly yours,

Pat Leddy

Patrick J. Leddy

Enclosures

cc: Joseph R. Leonti, Parker-Hannifin Corporation
Edward J. Durkin, United Brotherhood of Carpenters

CLI-1720742v9

EXHIBIT A

United Brotherhood of Carpenters
and Joiners of America
101 Constitution Ave., N.W.
Washington, DC 20001

Edward J. Durkin
Director, Corporate Affairs Department

Telephone: 202-546-6206 EXT 221

Fax: 202-543-4871

■DATE
Tuesday, April 28, 2009

■TO
Thomas A. Piraino, Jr.
Corporate Secretary
Parker-Hannifin Corporation

■SUBJECT
Carpenter Pension Fund Shareholder Proposal

■FAX NUMBER
216-896-4057

■FROM
Ed Durkin

■NUMBER OF PAGES (Including This Cover Sheet)
4

FAX TRANSMISSION ■

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

[SENT VIA MAIL AND FACSIMILE 216-896-4057]

April 28, 2009

Thomas A. Piraino, Jr.
Corporate Secretary
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

Dear Mr. Piraino:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Parker-Hannifin Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The enclosed Triennial Executive Pay Vote proposal (TEP Vote Proposal) relates to the issue of the senior executive compensation and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of 2,597 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

We are very interested in discussing the TEP Vote Proposal with Company representatives, as we would like to hear the Company's perspective. If you would like to discuss the proposal, please contact Ed Durkin at edurkin@carpenters.org or at (202)546-6206 x221 to set a convenient time to talk. Please forward any correspondence related to the proposal to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or via fax to (202) 543-4871.

Sincerely,

Douglas J. McCarron

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Triennial Executive Pay Vote Shareholder Proposal

Resolved: That the shareholders of Parker-Hannifin Corporation ("Company") hereby request that the board of directors institute a Triennial Executive Pay Vote ("TEP Vote") program with the following features:

1. A triennial executive pay vote that provides shareholders an opportunity to vote at every third annual shareholder meeting on an advisory resolution, proposed by management, to approve the compensation of the Company's Named Executive Officers ("NEOs"), as described and disclosed in the Company's proxy statement;

2. A triennial executive pay vote ballot that, in addition to allowing shareholders to vote to approve or disapprove the overall compensation plan for the NEOs, affords shareholders an opportunity to register their approval or disapproval on three key components of the NEOs' compensation: (1) the annual incentive plan, (2) the long-term incentive plan(s), and (3) post-employment benefits, such as retirement, severance, and change-of-control benefits; and

3. A forum conducted by the compensation committee on at least a triennial basis via webcast or alternative means that affords compensation committee members an opportunity to discuss senior executive compensation policies and practices, and also allows shareholders to directly comment on and ask questions regarding these policies and practices.

Supporting Statement: A company's senior executive compensation plan is critically important in incentivizing executives to develop and implement a business strategy designed to maximize the long-term success of the corporate enterprise. Many executive compensation plans fail in this regard, all too often rewarding subpar or failing performance. Despite important executive compensation and governance reforms, including greater compensation committee independence, enhanced executive compensation disclosure, and widespread adoption of a majority vote standard in director elections leading to greater director accountability, the voice of shareholders remains an important missing element in the executive compensation process.

The TEP Vote program is a measured and constructive means to foster individual and institutional shareholder communication with compensation committees concerning executive pay plans. An advisory pay plan vote at every third annual meeting would provide shareholders an opportunity to make an informed and thoughtful vote based on close analysis of the pay plan. The modest pace of pay plan reforms and the significant costs associated with a thorough pay plan analysis suggests that a triennial vote, rather than an annual vote, might improve the quality of the shareholder pay plan analysis and the informative value of the vote.

Given the multi-faceted nature of pay plans, a simple overall pay plan vote would be of modest value as it would provide little insight for the compensation committee into the basis for a vote. A TEP vote ballot would correct this deficiency by allowing shareholders to vote separately on important components of the plan, most importantly the annual and long-term incentive plans and post-employment plan components that often convey considerable amounts of compensation.

Finally, the compensation committee should establish a periodic communication forum that provides shareholders an opportunity to directly interact with the compensation committee, whose members frequently exercise discretion in determining pay plan outcomes.

One West Monroe
Chicago, Illinois 60603-5301
Fax 312/267-8775

AMALGATRUST
A division of Amalgamated Bank of Chicago

[SENT VIA FACSIMILE 216-896-4057]

May 13, 2009

Thomas A. Piraino, Jr.
Corporate Secretary
Parker-Hannifin Corporation
6035 Parkland Boulevard
Cleveland, Ohio 44124-4141

Re: Shareholder Proposal Record Letter

Dear Mr. Piraino:

AmalgaTrust serves as corporate co-trustee and custodian for the United Brotherhood of Carpenters Pension Fund ("Fund") and is the record holder for 2,597 shares of Parker-Hannifin Corporation common stock held for the benefit of the Fund. The Fund has been a beneficial owner of at least 1% or $2,000 in market value of the Company's common stock continuously for at least one year prior to the date of submission of the shareholder proposal submitted by the Fund pursuant to Rule 14a-8 of the Securities and Exchange Commission rules and regulations. The Fund continues to hold the shares of Company stock.

If there are any questions concerning this matter, please do not hesitate to contact me directly at 312-822-3220.

Sincerely,

Lawrence M. Kaplan
Vice President

cc. Douglas J. McCarron, Fund Chairman
Edward J. Durkin

EXHIBIT B

Parker

Parker Hannifin Corporation
Corporate Legal Department
6035 Parkland Boulevard
Cleveland, OH 44124-4141 USA

office 216 896 3000
fax 216 896 4027

May 11, 2009

Via Facsimile and Certified Mail, Return Receipt Requested

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, DC 20001
Fax: (202) 543-4871

Dear Mr. Durkin:

I am responding to the letter from Douglas J. McCarron, Fund Chairman of the United Brotherhood of Carpenters Pension Fund (the "***Fund***"), dated as of April 28, 2009, which proposed a resolution to be considered by the shareholders of Parker-Hannifin Corporation ("***Parker-Hannifin***") at its 2009 annual meeting of shareholders. I am responding to you because Mr. McCarron has requested that all correspondence on this matter be directed to you.

As you may be aware, Rule 14a-8 promulgated under the Securities Exchange Act of 1934 sets forth certain eligibility and procedural requirements that must be met in order to properly submit a shareholder proposal to Parker-Hannifin. A copy of Rule 14a-8 is enclosed for your reference.

This letter serves as notification that Mr. McCarron's April 28th letter, which was received by Parker-Hannifin by facsimile on April 28th, does not meet all of the eligibility and procedural requirements of Rule 14a-8. Specifically, in order for us to consider the Fund's resolution, the Fund must demonstrate to us that, as of April 28, 2009, it continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Parker-Hannifin's 2009 annual meeting of shareholders for at least one year. See Rule 14a-8(b) for further details about this eligibility requirement.

Mr. McCarron's April 28th letter provides that the Fund is the beneficial owner of 2,597 shares of Parker-Hannifin's common stock that have been held continuously for more than a year prior to the date of submission of his letter. Mr. McCarron provides in his letter that the record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. As of the date of this letter, Parker-Hannifin has not received this verification.

If the Fund holds its Parker-Hannifin shares through a bank or broker, then in order to substantiate the Fund's share ownership, Rule 14a-8(b)(2) requires the Fund to submit to Parker-Hannifin a written statement from that bank or broker verifying that, as of April 28, 2009, the Fund continuously held at least $2,000 in market value, or 1%, of the shares entitled to be voted on the resolution at Parker-Hannifin's 2009 annual meeting of shareholders for at least one year. Please see Rule 14a-8(b)(2)(i) for further details, and Rule 14a-8(b)(2)(ii) for an alternative way to prove ownership.

Further, Rule 14a-8(c) provides that the Fund may submit no more than one proposal to Parker-Hannifin for its 2009 annual meeting of shareholders. The "TEP Vote program," as defined and described in Mr. McCarron's April 28th letter, comprises more than one proposal. In order to cure this deficiency, the Fund must select and submit a single proposal to Parker-Hannifin for its 2009 annual meeting of shareholders.

Please note that in order for Parker-Hannifin to consider the Fund's resolutions, the Fund must cure the eligibility and procedural deficiencies within 14 calendar days after the date you receive this letter. In order for the Fund's response to be considered timely, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter. If the Fund does not adequately correct these deficiencies in that timeframe, Parker-Hannifin may seek to exclude the Fund's resolution from its 2009 proxy materials.

Thank you for your attention to this matter. If you have any questions, you may call Patrick J. Leddy at Jones Day at 216.586.7290.

Sincerely,

Joseph R. Leonti
Associate General Counsel

Rule 14a-8

SENDER: *COMPLETE THIS SECTION*

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:

Mr. Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, D.C. 2001

COMPLETE THIS SECTION ON DELIVERY

A. Signature [signature] ☐ Agent ☒ Addressee

B. Received by (*Printed Name*) JOSEPH RYAN

C. Date of Delivery 5-13-09

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2. Article Number
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UNITED STATES POSTAL SERVICE

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• Sender: Please print your name, address, and ZIP+4 in this box •

Joseph R. Leonti, Esq.
Parker-Hannifin Corporation
6035 Parkland Blvd.
Cleveland, Ohio 44124-4141

Parker

Parker Hannifin Corporation
Corporate Legal Department
6035 Parkland Boulevard
Cleveland, OH 44124-4141 USA

Office: 216 896-3000
Fax: 216 896-4027

Fax

DATE: May 11, 2009

 # OF PAGES INCLUDING THIS PAGE 9

ATTENTION: Edward J. Durkin

COMPANY: United Brotherhood of Carpenters

FAX #: 202-543-4871

FROM: Joseph R. Leonti, Associate General Counsel

IF YOU HAVE ANY PROBLEMS RECEIVING THIS MESSAGE
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Parker

Parker Hannifin Corporation
Corporate Legal Department
6035 Parkland Boulevard
Cleveland, OH 44124-4141 USA

Office: 216 896-3000
Fax: 216 896-4027

Fax

DATE: May 11, 2009

 # OF PAGES INCLUDING THIS PAGE 9

ATTENTION: Edward J. Durkin

COMPANY: United Brotherhood of Carpenters

FAX #: 202-543-4871

FROM: Joseph R. Leonti, Associate General Counsel

PLEASE NOTE: The enclosed communication may be confidential or privileged. It only should be used or disseminated for the purpose of conducting business with Parker. If you are not an intended recipient, please notify the sender by return fax or telephone, delete the communication from your computer or fax machine and destroy all copies. Thank you for your cooperation.

IF YOU HAVE ANY PROBLEMS RECEIVING THIS MESSAGE
PLEASE CALL SENDER
PARKER-HANNIFIN CORPORATION
LEGAL DEPARTMENT
FAX NUMBER: 216 896-4027